Exhibit 21.1

Arbutus Biopharma Corporation

List of Subsidiaries

Name	Jurisdiction
Arbutus Biopharma Inc.	Delaware, United States of America
Arbutus Biopharma US Holdings, Inc.	Delaware, United States of America